Exhibit (a)(5)(E)

Celgene

Committed to improving the lives of patients worldwide℠

Celgene Corporation Commences Tender Offer for Receptos, Inc.
SUMMIT, NJ — Celgene Corporation (NASDAQ: CELG) today announced that its direct wholly-owned subsidiary, Strix Corporation, has commenced its previously announced tender offer for all outstanding shares of common stock of Receptos, Inc. (NASDAQ: RCPT) at a price of  $232.00 per share, net to the seller in cash, without interest and less required withholding taxes. The tender offer is being made in connection with the Agreement and Plan of Merger, dated July 14, 2015, by and among Celgene, Strix Corporation and Receptos, Inc.
The board of directors of Receptos has unanimously determined that the offer is fair, advisable and in the best interests of Receptos and its stockholders and recommends that the stockholders of Receptos accept the offer and tender their shares.
The tender offer is scheduled to expire at midnight EDT on Monday, August 24, 2015, unless extended.
Complete terms and conditions of the tender offer can be found in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Celgene and Strix Corporation with the SEC on July 28, 2015. In addition, on July 28, 2015, Receptos will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the offer.
Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Morrow & Co., LLC the information agent for the tender offer, toll-free at (855) 201-1081 (or at +1 203 658-9400 collect if you are located outside the U.S. and Canada), or by email to Receptos.info@morrowco.com, and, when they become available, at the website maintained by the SEC at www.sec.gov. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.
About Receptos
Receptos is a biopharmaceutical company developing therapeutic candidates for the treatment of immune and metabolic diseases. Receptos’ lead program, Ozanimod, is a sphingosine 1-phosphate 1 and 5 receptor small molecule modulator in development for immune-inflammatory indications including IBD and RMS. Patents supporting Ozanimod were exclusively licensed to Receptos from The Scripps Research Institute (TSRI). Receptos is also developing RPC4046, an anti-interleukin-13 (IL-13) antibody for (EoE), an allergic/immune-mediated orphan disease, as well as other pipeline and pre-clinical stage compounds.
About Celgene
Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn and YouTube.
Additional Information
This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Receptos. Celgene and its wholly-owned subsidiary, Strix Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Receptos intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Strix Corporation and Receptos intend to mail these documents to the stockholders of Receptos. These documents, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, will contain important information about the tender offer and RECEPTOS stockholders are urged to read them carefully when they become available. Stockholders of Receptos will be able to obtain a free copy of these documents (when they become available) and other documents filed by Receptos, Celgene or Strix Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents (when they become available) by contacting Morrow & Co., LLC the information agent for the tender offer, toll-free at (855) 201-1081 (or at +1 203 658-9400 collect if you are located outside the U.S. and Canada), or by email to Receptos.info@morrowco.com.
Forward Looking Statements
This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene and Receptos undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Receptos into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.
Contacts
For Celgene:
Investors:
(908) 673-9628  investors@celgene.com
Media:
(908) 673-2275  media@celgene.com